Exhibit 10.14

Sigilon Therapeutics, Inc.
100 Binney St., Suite 600
Cambridge, MA 02142

April 23, 2018

Rogerio Vivaldi

Dear Rogerio:

On behalf of Sigilon Therapeutics, Inc. (the “Company”), I am delighted to offer you employment with the Company. Your initial position will be President and Chief Executive Officer. You will report to the Company’s Board of Directors (the “Board”), and remain on the Board as long as you serve as CEO. We anticipate that your employment will start effective August 1, 2018 (the “Start Date”). In this key position you will have responsibility for driving the strategic direction of the Company, as well as oversight of all operational activities of the Company. You are expected to build and supervise a team to execute against objectives and to develop and manage processes and systems to support these functions. You will also be expected to perform such other executive- level services for the Company, as may be assigned to you from time to time by the Board or its designee. You shall be permitted to serve, with the prior written consent of the Board (which consent shall not be unreasonably withheld), as a member of the boards of directors or advisory boards (or their equivalents in the case of a non-corporate entity) of up to two (2) non-competing businesses and charitable organizations provided that such activities do not, individually or in the aggregate, interfere with the performance of your duties and responsibilities under this Agreement, are not in conflict with the business interests of the Company or any of its affiliates and do not violate your obligations under the Confidentiality Agreement (as defined below).

This letter agreement (the “Agreement”) and the accompanying documents and agreements summarize and set forth important terms about your employment with the Company. As is generally true for Company employees, you will be employed on an at-will basis, which means that neither you nor the Company are guaranteeing this employment relationship for any specific period of time. Either of us may choose to end the employment relationship at any time, for any reason, with or without notice. In addition, you should understand that the descriptions of benefits and other compensation arrangements set forth herein are meant to be summary in form and may be subject to change, if any benefit is subject to a benefit plan, the terms of that plan will control. Other than the terms of this Agreement, the Company reserves the right to alter, supplement or rescind its employment procedures, benefits or policies (other than the employment at-will policy) at any time in its sole and absolute discretion and without notice.

1.                                      Compensation.

a.                                      Salary. Your initial base salary will be at a rate $500,000 on an annualized basis, payable in installments in accordance with the Company’s normal payroll practices. All payments made by the Company under this Agreement shall be reduced by any fax or other amounts required to be withheld by the Company under applicable law.

b.                                      One-Time Signing Bonus. Provided that you commence employment with the Company by the Start Date, the Company will provide you with a one-time signing bonus of $75,000 (the “Signing Bonus”). The Signing Bonus will be paid to you in a lump sum on the next regular payday following the Start Date. In the event that your employment with the Company terminates for any reason on or before the nine (9) month anniversary of the Start Date, you agree to repay the Signing Bonus to the Company within thirty (30) days following the date of termination.

c.                                       Annual Performance Bonus. You will be eligible to receive an annual bonus targeted at fifty percent (50%) of your base salary. The actual amount of any annual bonus, which may be less than, equal to, or greater than fifty percent (50%) of your base salary, will be determined by the Board in its sole discretion based on your achievement of specific milestones or performance criteria established annually by the Board after consulting with you. Any annual bonus amounts shall be paid to you no later than March 15 of the calendar year immediately following the calendar year for which it was earned. You must be employed by the Company at the time that the annual bonus is paid in order to be eligible for and have earned the annual bonus.

d.                                      Stock Options. Subject to the terms of and contingent upon your execution of a stock option award agreement (the “Option Agreement”) issued pursuant to the Company’s 2016 Equity Incentive Plan (the “Plan”) and subject to Board approval, you will be issued an option (the “Initial Option”), which will be an incentive stock option to the extent permitted by law, to purchase 2,450,000 shares of common stock of the Company (“Common Stock”). Subject to the terms and conditions of the Plan and applicable Option Agreement, (A) the initial Option will be issued with an exercise price per share equal to the fair market value per share of the Common Stock on the date of grant of such Initial Option, as determined by the Board in its sole discretion; and (B) the Initial Option will vest as to 25% of the total number of shares subject to such options on the first anniversary of the Start Date and the remaining 75% shall vest in twelve (12) substantially equal installments on the final day of each successive three-month period thereafter, such that the Initial Option will be fully vested on the fourth anniversary of the Start Date, provided, in each case, that you remain continuously employed through the applicable vesting dates. In the event of any conflict between the foregoing and the terms and conditions of the Plan or the applicable Option Agreement, the terms of the Plan or Option Agreement, as applicable, shall govern. The Company’s compensation committee reviews all equity grants annually (or more often, at its sole discretion).

e.                                       Benefits. You will be entitled to participate in the Company’s benefit plans to the same extent as, and subject to the same terms, conditions and limitations applicable to, other Company employees of similar rank and tenure. Summaries of each of the Company’s benefit plans are available to you. You will be reimbursed for all reasonable out-of-pocket expenses incurred during the performance of your duties, in accordance with the Company’s reimbursement policies as established or modified from time to time by the Company. Each calendar year you will be eligible to receive four (4) weeks’ vacation and holidays as set forth by the Company and subject to the Company’s vacation and holiday policies as in effect from time to time.

f.                                        Indemnification. The Company will indemnify you to the fullest extent permitted under the Company’s by-laws and certificate of incorporation. Furthermore, the Company shall maintain a directors and officers liability policy during your employment and must provide you with such coverage to the same extent as provided by the Company to other senior executives and directors of the Company.

2.                                      Severance Pay and Benefits upon Termination of Employment.

a.                                      Termination by the Company Other Than for Cause, Death or Disability. Except as otherwise provided in Section 2.b., if the Company terminates your employment other than for Cause or Disability (as these terms are defined below) or death, and conditioned upon your execution and non-revocation of and compliance with a separation agreement (which shall contain, among provisions, a full and general release of claims to the Company and its affiliates and their respective directors, officers, agents and employees) in a form provided by the Company (the “Separation Agreement”) and your continued compliance with your obligations set forth in your Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement (the “Confidentiality Agreement”) described in Section 5 below, then the Company shall provide you with: (i) payments equal to twelve (12) months of your then current base salary, payable in periodic installments over the twelve (12) month period following the date of termination in accordance with the Company’s normal payroll practices; and (ii) if you timely elect to receive continued coverage under the Company’s group health plans pursuant to Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), direct payment of or reimbursement to you for a portion of your COBRA premiums at the Company’s normal rate of contribution for employees for your (and your covered dependents’) coverage at the level in effect immediately prior to your termination for the period commencing on your termination date and ending on the earliest of (x) the nine (9) month anniversary of your termination date, (y) the date you and/or your covered dependents become no longer eligible for COBRA and (z) the date you become eligible to receive comparable healthcare coverage from a subsequent employer (and you agree to promptly notify the Company of such eligibility). Notwithstanding the foregoing, if the Company determines it cannot provide the benefit in clause (ii) of the immediately preceding sentence without potentially violating applicable law (including Section 2716 of the Public Health Service Act) or incurring an excise tax, the Company shall in lieu thereof pay you taxable monthly payments in an amount equal to the portion of the health care premiums that the Company paid for your and your covered dependents* group health coverage for the month in which your termination occurred, which payments shall be made regardless of whether you elect COBRA continuation coverage and will commence in the month following the month in which the termination date occurs and will end on the earliest of (X) the nine (9) month anniversary of your termination date, (Y) the date you and/or your covered dependents become no longer eligible for COBRA and (Z) the date you become eligible to receive comparable healthcare coverage from a subsequent employer (and you agree to promptly notify the Company of such eligibility). Subject to Section 6 below, payments under clause (i) will commence on the Company’s next regular payday following the expiration of sixty (60) calendar days from the date of termination; provided, however, that the first payment shall be retroactive to the day following the date your employment terminates.

b.                                      Change of Control Termination. If (a) the Company terminates your employment for reasons other than for Cause or Disability or death or (b) you resign from your employment for Good Reason (as defined below), in either case, upon or within twelve (12) months following the consummation of a Change of Control (as defined below) and conditioned upon your execution and non-revocation of the Separation Agreement and your continued compliance with your obligations set forth in the Confidentiality Agreement, then you shall be entitled to receive the payments and benefits set forth in Section 2.a. (for the avoidance of doubt, without duplication thereto) and, in addition, all outstanding Company stock options and other Company stock-based awards subject solely to time-based vesting conditions held by you as of the date of termination shall immediately accelerate and become fully vested, exercisable and/or nonforfeitable (as applicable) as of date of termination.

c.                                       Certain Definitions. For purposes of this offer letter:

(i)                                     “Change of Control” means (i) a merger or consolidation of the Company with or into any other corporation or other entity or person, (ii) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s assets, or (iii) any other transaction, including without limitation, the sale by the Company of new shares of its capita! stock or a transfer of existing shares of capital stock of the Company, the result of which is that a third party that is not an affiliate of the Company or its stockholders (or a group of third parties not affiliated with the Company or its stockholders) immediately prior to such transaction acquires or holds capital stock of the Company representing a majority of the Company’s outstanding voting power immediately following such transaction; provided that the following events shall not constitute a “Change of Control”: (A) a transaction (other than a sale of all or substantially all of the Company’s assets) in which the holders of the voting securities of the Company immediately prior to the merger or consolidation hold, directly or indirectly, a majority of the voting securities in the successor corporation or its parent immediately after the merger or consolidation; (B) a sale, lease, exchange or other transaction in one transaction or a series of related transactions of all or substantially all of the Company’s assets to an affiliate of the Company; (C) an initial public offering of, or other financing involving, any of the Company’s securities; (D) a reincorporation of the Company solely to change its jurisdiction; or(E) a transaction undertaken for the primary purpose of creating a holding company that will be owned in substantially the same proportion by the persons who held the Company’s securities immediately before such transaction.

(ii)                                  “Cause” means, as reasonably determined by the Board, any one or more of the following actions: (i) your material breach of the terms and conditions of this Agreement, (ii) your willful, malfeasant, dishonest or reckless conduct, in each case that relates to the Company and causes or could reasonably be expected to cause the Company material harm or damage, (iii) your commission of an act of fraud, theft, misappropriation or embezzlement, or conviction, indictment for or pleading guilty or nolo contendere to a felony or any other crime involving moral turpitude, or (iv) your failure to comply with a lawful directive of the Board or gross negligence in the performance of your duties and responsibilities to the Company.

(iii)                               “Disability” means, at any time the Company or any of its affiliates sponsors a long-term disability plan for the Company’s employees, “disability” as defined in such long-term disability plan for the purpose of determining a participant’s eligibility for benefits, provided, however, if the long-term disability plan contains multiple definitions of disability, “Disability” shall refer to that definition of disability which, if you qualified for such disability benefits, would provide coverage for the longest period of time. The determination of whether you have a Disability shall be made by the person or persons required to make disability determinations under the long-term disability plan. At any time the Company does not sponsor a long-term disability plan for its employees, “Disability” shall mean your inability to perform, with or without reasonable accommodation, the essential functions of your positions hereunder for a total of three consecutive months during any six-month period as a result of incapacity due to mental or physical illness as determined by a physician selected by you (or your guardian), on the one hand, and the Company or its insurers on the other hand. If a physician is selected, any refusal by you to submit to a medical examination for the purpose of determining Disability shall be deemed to constitute conclusive evidence of your Disability.

(iv)                              “Good Reason “ means that you have complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following actions undertaken by the Company without your express prior written consent: (i) the material diminution in your responsibilities, authority or function; or (ii) a reduction in your base salary or annual bonus opportunity (which such reduction shall be disregarded when determining the amount of payments due following a termination of employment for Good Reason); or (iii) a requirement by the Company that you relocate your principal location of employment to a location that is more than fifty (50) miles from your principal work location at the time of the occurrence of the applicable Change of Control event.

(v)                                 “Good Reason Process” means that (i) you have reasonably determined in good faith that a Good Reason condition has occurred; (ii) you have notified the Company in writing of the first occurrence of the Good Reason condition within sixty (60) days of the first occurrence of such condition; (iii) you have provided the Company a period of not less than thirty (30) days following such notice (the “Cure Period”) to remedy the condition following which Cure Period the Good Reason condition continues to exist; and (iv) you terminate your employment within thirty (30) days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

d.                                      Following your termination of employment for any reason, you will be entitled to receive the sum of: (i) any base salary earned through your termination date but not yet paid, (ii) any expenses owed to you pursuant to the Company’s expense reimbursement policy (provided such expenses and reasonable documentation and substantiation for the same are submitted to the Company within thirty (30) days following the date of termination); and (iii) any amount accrued and arising from your participation in, or benefits accrued under the Company’s employee benefit plans, programs or arrangements, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements. Except as otherwise expressly required by law or as specifically provided in Section 2.a., 2.b. or this 2.d., all of your rights to salary, severance, benefits, bonuses and other compensatory amounts hereunder (if any) shall cease upon the termination of your employment. For the avoidance of doubt, should you voluntarily terminate your employment for any reason (other than Good Reason within twelve (12) months following the occurrence of a Change of Control), you shall not be entitled to any severance payments, benefits or acceleration of vesting described in Section 2.a. or2.b. or otherwise, unless otherwise agreed between you and the Company. Nothing in this Section 2 shall alter your status as an at-will employee.

3.                                      Certifications by You. By signing this offer letter, you are certifying to the Company that your employment with the Company does not, and will not, require you to breach any agreement entered into by you prior to employment with the Company (i.e., you have not entered into any agreements with previous employers that are in conflict with your obligations to the Company). Please understand that the Company does not want you to disclose any confidential information belonging to a previous employer or to incorporate the proprietary information of any previous employer into the Company’s proprietary information and expects that you will abide by restrictive covenants to prior employers.

4.                                      Required I-9 Documentation. For purposes of completing the INS 1-9 form, you must provide us sufficient documentation to demonstrate your eligibility to work in the United States on or before your first day of employment. This Agreement and your employment with the Company are conditioned on your eligibility to work in the United States.

5.                                      Confidentiality and Other Obligations by You. As part of your employment with the Company, you will be exposed to and provided with valuable confidential and/or trade secret information concerning the Company and its present and prospective clients. As a result, in order to protect the Company’s legitimate business interests, you agree, as a condition of your employment, to enter into the enclosed Confidentiality Agreement. You must sign and return the Confidentiality Agreement before beginning your employment with the Company.

6.                                      Section 409A of the Code. Notwithstanding anything in this Agreement to the contrary:

a.                                      If any amount (including imputed income) to be paid to you pursuant to this offer letter as a result of your termination of employment is “deferred compensation” subject to Section 409A of the Code, including any successor statute, regulation and guidance thereto (“Section409A of the Code”), and if you are a “Specified Employee” (as defined under Section 409A of the Code) as of the date of your termination of employment hereunder, then, to the extent necessary to avoid the imposition of excise taxes or other penalties under Section 409A of the Code, the payment of amounts, if any, scheduled to be paid by the Company to you hereunder during the first six (6)- month period following the date of a termination of employment hereunder shall not be paid until the date which is the first business day after the earlier of (i) six (6) months have elapsed since your termination of employment for any reason other than death and (ii) your death. Any deferred compensation payments delayed in accordance with the terms of this Section 6(a) shall be paid in a lump sum on such date. Any other payments will be made according to the schedule provided for herein.

b.                                      If any of the benefits set forth in this offer letter are “deferred compensation” under Section 409A of the Code, any termination of employment triggering payment of such benefits must constitute a “separation from service” under Section 409A of the Code before distribution of such benefits can commence, and any payments or benefits under Section 2 shall not be paid, or in the case of installments shall not commence, until the Company’s first normal payroll date that is at least 60 days after the date of termination (the “First Payment Date”). Any installment payments that would have been made to you during the sixty (60) day period immediately following your “separation from service1’ but for the preceding sentence shall be paid to you on the First Payment Date and the remaining payments shall be made as provided in this Agreement.

c.                                       It is intended that each installment of the payments and benefits provided under this offer letter shall be treated as a separate “payment” for purposes of Section 409A of the Code. Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A of the Code.

d.                                      Any reimbursements or direct payment of your expenses subject to Section 409A of the Code shall be made no later than the end of the calendar year following the calendar year in which such expense is incurred by you. Any reimbursement or right to direct payment of your expense in one calendar year shall not affect the amount that may be reimbursed or paid for in any other calendar year, and any reimbursement or payment of your expense (or right thereto) may not be exchanged or liquidated for another benefit or payment.

e.                                       Notwithstanding any other provision to the contrary, the Agreement shall be interpreted and at all times administered in a manner that avoids the inclusion of compensation in income under Section 409A(a)(I) of the Code. Any provision inconsistent with Section 409A of the Code will be read out of the Agreement. For purposes of clarification, this Section 6.e. shall be a rule of construction and interpretation and nothing in this Section 6.e. shall cause a forfeiture of benefits on the part of you. You acknowledge and agree that the Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Agreement, including but not limited to consequences related to Section 409A of the Code.

7.                                      Section 280G of the Code.

a.                                      Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit by the Company or otherwise to or for the benefit of you, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (all such payments and benefits, including the payments and benefits under Sections 2.a. and 2.b., being hereinafter referred to as the “Total Payments”), would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Total Payments shall be reduced (in the order provided in Section 7.b.) to the minimum extent necessary to avoid the imposition of the Excise Tax on the Total Payments, but only if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income and employment taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income and employment taxes on such Total Payments and the amount of the Excise Tax to which you would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

b.                                      The Total Payments shall be reduced in the following order: (i) reduction on a prorata basis of any cash severance payments that are exempt from Section 409A of the Code, (ii) reduction on a pro-rata basis any non-cash severance payments or benefits that are exempt from Section 409A of the Code, (iii) reduction on a pro-rata basis of any other payments or benefits that are exempt from Section 409A of the Code, and (iv) reduction of any payments or benefits otherwise payable to you on a pro-rata basis or such other manner that complies with Section 409A of the Code; provided, in case of clauses (ii), (iii) and (iv), that reduction of any payments attributable to the acceleration of vesting of Company equity awards shall be first applied to Company equity awards that would otherwise vest last in time.

c.                                       All determinations regarding the application of this Section 7 shall be made by an accounting firm or consulting group with experience in performing calculations regarding the applicability of Section 280G of the Code and the Excise Tax selected by the Company (the “Independent Advisors”}. For purposes of determinations, no portion of the Total Payments shall be taken into account which, in the opinion of the Independent Advisors, (i) does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) or (ii) constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation. The costs of obtaining such determination and all related fees and expenses (including related fees and expenses incurred in any later audit) shall be borne by the Company.

d.                                      In the event it is later determined that a greater reduction in the Total Payments should have been made to Implement the objective and intent of this Section 7, the excess amount shall be returned immediately by you to the Company.

8.                                      General.

This Agreement, together with the Confidentiality Agreement and the equity-related documents referred to in Section 1(d), embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by the parties hereto, and may be waived (or consent for the departure there from granted) only by a written document executed by the party entitled to the benefits of such terms or provisions.

The Company may assign its rights and obligations hereunder to any person or entity that succeeds to all or substantially all of the Company’s business or to any affiliate. You may not assign your rights and obligations hereunder without the prior written consent of the Company and any such attempted assignment by you without the prior written consent of the Company will be void. Any payments and benefits to be provided to you hereunder will inure to the benefit of your estate, as designated by you.

This Agreement and the rights and obligations of the parties hereunder will be construed in accordance with and governed by the law of the Commonwealth of Massachusetts, without giving effect to any conflict of law principles that would result in the application of the laws of any other jurisdiction. By accepting this offer of employment, you agree that any action, demand, claim or counterclaim in connection with any aspect of your employment with the Company, or any separation of employment (whether voluntary or involuntary) from the Company, shall be brought in the courts of the Commonwealth of Massachusetts or of the United States of America for the District of Massachusetts, and shall be resolved by a judge alone, and you waive and forever renounce your right to a trial before a civil jury,

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This offer shall remain open, unless sooner revoked by the Company, through [Date].

Please acknowledge acceptance of this employment offer by signing and dating below. Keep one copy for your files and return one executed copy to me.

Rogerio, we look forward to working with you.

Sincerely yours,

SIGILON THERAPEUTICS, INC.

By:	/s/ Douglas Cole
[Name]: Douglas Cole
[Title]: Chair

Accepted and Agreed:

/s/ Rogerio Vivaldi Coelho
Rogerio Vivaldi Coelho

Date:	April 23, 2018